SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 4, 2017 (Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

<table>
<tr><td>Delaware</td><td>52-1166660</td></tr>
<tr><td>(State or other jurisdiction of
incorporation or organization)</td><td>(I.R.S. Employer Identification No.)</td></tr>
</table>

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended March 31, 2017. A copy of the press release is attached as Exhibit 99.1.

ITEM 5.03. Amendments to Articles of Incorporation or By-Laws; Change in Fiscal Year

Effective May 5, 2017, the Company's name changed from Radio One, Inc. to Urban One, Inc. The name change was made pursuant to Section 242(b) of the Delaware General Corporation Law. A copy of the Certificate of Amendment is attached hereto as Exhibit 3.1. In addition, the By-laws of the Company were also amended and restated to reflect the name change to Urban One, Inc. A copy of the By-laws is attached hereto as Exhibit 3.2. The Company also changed the name of its subsidiary "IO Acquisition Sub, LLC" to "BossipMadameNoire, LLC" in connection with its acquisition of certain assets from Moguldom Media Group, LLC. A copy of the Certificate of Amendment is attached hereto as Exhibit 3.3.

ITEM 7.01. Regulation FD Disclosure

On May 4, 2017, the Company announced that its corporate name will change to Urban One Inc. effective on Friday, May 5, 2017. In addition, as part of the change, the Company's Class A common stock will trade on the NASDAQ stock exchange under the symbol "UONE" and the Company's Class D common stock will trade under the symbol "UONEK." The change to the ticker symbol will be effective at the start of trading on Monday, May 8, 2017.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
3.1	Certificate of Amendment
3.2	Bylaws of Urban One, Inc.
3.3	Certificate of Amendment
99.1	Press release dated May 4, 2017: Radio One, Inc. Reports First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

May 8, 2017

/s/ Peter D. Thompson

Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF RADIO ONE INC.

RADIO ONE, INC. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Certificate of Incorporation filed with the Secretary of State on May 6, 1999 (the "**Certificate of Incorporation**").

2. ARTICLE I of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

The name of the corporation is Urban One, Inc. (the "Corporation").

3. This amendment was duly adopted in accordance with the provisions of Section 242(b) of the General Corporation Law of the State of Delaware.

4. This amendment will become effective without further action immediately at 12:01 a.m. May 5, 2017.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Linda J. Vilardo, its Executive Vice President, this 25th day of April 2017.

By: _____

Name: Linda J. Vilardo
Title: Executive Vice President and Chief Administrative Officer

Exhibit 3.2

BYLAWS OF URBAN ONE, INC.
(as of May 5, 2017)

ARTICLE I - OFFICES

Section 1. Registered Office. The registered office in the State of Delaware shall be 2711 Centerville Road, Wilmington, Delaware 19808. The name of the corporation's registered agent at such address shall be Corporation Service Company. The registered office or registered agent of the corporation may be changed from time to time by action of the board of directors on the filing of a certificate or certificates as required by law.

Section 2. Other Offices; Books and Records. The corporation may also have offices at such other places, both within and without the State of Delaware, as the board of directors may from time to time determine or the business of the corporation may require. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; *provided that* the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

ARTICLE II - MEETINGS OF STOCKHOLDERS

Section 1. Place and Time of Meetings. An annual meeting of the stockholders shall be held each year prior to or on December 31st of any given calendar year. At such meeting, the stockholders entitled to vote in accordance with the corporation's certificate of incorporation shall elect the directors of the corporation and conduct such other business as may properly come before the meeting. The time and place, within or without the State of Delaware, of the annual meeting shall be determined by the board of directors. Special meetings of the stockholders may be called by the president or the chairman of the board for any purpose and may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof. Such meetings shall be called by the secretary if directed by the board of directors.

Section 2. Notice. Whenever stockholders are required or permitted to take action at a meeting, written or printed notice of every annual or special meeting of the stockholders, stating the place, date, time, and, in the case of special meetings, the purpose or purposes, of such meeting, shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting. All such notices shall be delivered, either personally or by mail, by or at the direction of the board of directors, the chairman of the board, the chief executive officer, the president or the secretary, and if mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage prepaid and addressed to the stockholder at his or her address as it appears on the records of the corporation.

Section 3. Stockholders List. The officer having charge of the stock ledger of the corporation shall make, at least l0 days before every meeting of the stockholders, a complete list arranged in alphabetical order of the stockholders entitled to vote at such meeting, specifying the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least l0 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 4. Quorum. The presence of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast on a matter to be acted upon at a meeting of the stockholders shall constitute a quorum for the purposes of consideration and action on the matter, except as otherwise provided by statute or by the certificate of incorporation. If a quorum is not present, the holders of the shares present in person or represented by proxy at the meeting and entitled to vote thereat shall have the power, by the affirmative vote of the holders of a majority of such shares, to adjourn the meeting to another time or place. Unless the adjournment is for more than thirty days or unless a new record date is set for the adjourned meeting, no notice of the adjourned meeting need be given to any stockholder, provided that the time and place of the adjourned meeting were announced at the meeting at which the adjournment was taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

Section 5. Vote Required. When a quorum is present or represented by proxy at any meeting, the vote of a majority of the votes cast by all stockholders entitled to vote and, if any stockholders are entitled to vote as a class, except as otherwise provided in these bylaws, the vote of a majority of the votes cast by the stockholders entitled to vote as a class, whether such stockholders are present in person or represented by proxy at the meeting, shall be the act of the stockholders, unless the question is one upon which by express provisions of an applicable statute or of the certificate of incorporation a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 6. Voting Rights. Except as otherwise provided by the Delaware General Corporation Law or by the certificate of incorporation of the corporation or any amendments thereto and subject to Section 3 of ARTICLE VI hereof, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder.

Section 7. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Section 8. Advance Notice. At any meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (B) otherwise properly brought before the meeting by or at the direction of the board of directors, or (C) otherwise properly brought before the meeting by a stockholder who (i) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the corporation) both at the time of giving the notice provided for in this section (including all subsections) and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with this section (including all subsections) as to such business. For business to be properly brought before a meeting by a stockholder, the stockholder must comply with all rules and regulations of this Section 8 and its related subsections. Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the "Exchange Act"), and included in the notice of meeting given by or at the direction of the board of directors, this section shall set forth the exclusive means for a stockholder to propose business to be brought before a meeting of the stockholders. The corporation may require any stockholder to provide reasonable evidence of his/her stock ownership so as to determine compliance with the requirements of this ARTICLE and each of its sections and subsections.

Subsection 8.1. Timeliness of Advance Notice for Annual Meeting. To be timely for notice for an annual meeting, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not later than the close of business one hundred and twenty (120) days nor earlier than the close of business one hundred and fifty (150) days prior to the first anniversary of the preceding year's annual meeting, provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed to a date more than thirty (30) days past the fourth Wednesday in May of the relevant year, the stockholder notice to be considered timely must be received at the principal executive offices of the corporation not later than the close of business one hundred and twenty (120) days prior to such annual meeting nor earlier than the close of business one hundred and fifty (150) days prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the fifteenth (15th) business day following the day on which public announcement of the date of such meeting is first made by the corporation. The above timing provisions of this subsection 8.1 shall not prejudice the rights of any stockholder with respect to any business to be brought forth at the 2009 annual meeting; provided, however, notwithstanding the foregoing, any such stockholder proposing any business, including any nomination, at the 2009 annual meeting shall still be obligated to provide the information provided for in subsections 8.2 and 8.3 hereof to the secretary of the corporation with respect to any business to be proposed at the 2009 annual not later than 45 days prior to such meeting or such business shall be deemed not properly brought before the meeting. If public notice has been given for any meeting, any rescheduling of such meeting by the board of directors shall not reopen the notice process in any manner nor reset the corresponding notice deadlines for any rescheduled date of such meeting and the notice requirements and notice deadlines for the originally scheduled meeting date shall govern the notice requirements and notice deadlines for the rescheduled date of any such meeting.

Subsection 8.2. Content Requirement of Advance Notice for Annual Meeting. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (A) a reasonably detailed description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the bylaws of the corporation, the language of the proposed amendment, (B) the name and address, as they appear on the corporation's books, of the stockholder and any beneficial owner on whose behalf the proposal is made proposing such business, (C) the class and number of shares of the corporation which are beneficially owned by the stockholder and any beneficial owner on whose behalf the proposal is made, (D) any material interest of the stockholder and any beneficial owner on whose behalf the proposal is made in such business, (E) a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and an affirmation each nominee will appear in person at the meeting to propose and discuss such business or nomination, and (F) a representation that the stockholder or the beneficial owner, if any, is part of a group which will deliver a proxy statement or form of proxy to holders of at least the percentage of the corporation's outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and evidence of such delivery after it has occurred or been initiated. For clarification, a nominee's physical attendance at any meeting at which they intend to stand for election and may be elected to the board of directors is required.

Subsection 8.3. Advance Notice of Nominations. Nominations for the board of directors are considered "business" for the purposes of any annual or other meeting of stockholders and may be made only (i) by or at the direction of the board of directors; or (ii) at an annual or special meeting of stockholders (but only if the election of directors is a matter expressly specified in the notice of meeting given by or at the direction of the person calling such special meeting in accordance with the express provisions of these bylaws) by any stockholder of the corporation entitled to vote in the election of directors at the meeting who complies with each of the notice procedures and requirements set forth in this Section 8 and its related subsections. The foregoing clause (ii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the board of directors at an annual meeting or special meeting. In addition to the requirements of Sections 8.1 and 8.2, nominations must meet the following additional requirements. Each stockholder's notice shall set forth in detail as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person; (B) the principal occupation or employment of such person; (C) relevant industry and pubic company board experience of such person; (D) the class and number of shares of the corporation which are beneficially owned by such person; (E) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder; (F) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected.); and (G) all information (i) as may reasonably be required by the corporation to determine the eligibility of such proposed nominee to serve as an independent director of the corporation in accordance with the requirements of the NASDAQ or (ii) that could be material to a reasonable stockholder's understanding of the independence or lack of independence of such proposed nominee. Inclusion of "elections," of any kind, in business to be conducted according to the company's proxy statement does not include the nomination process for those elections and no nominations other than those already included in that proxy statement or properly brought pursuant to this Section 8 will be allowed.

Section 8.4. Rule 14a-8 Disclaimer. A stockholder seeking to nominate directors or propose business at a meeting must comply with each of the subsections and provisions of this Section 8. In addition, a stockholder seeking to include nominations or other business in a proxy statement prepared by the company must also separately comply with Rule 14a-8 of the Securities Exchange Act of 1934.

Section 8.5. Compliance with Advance Notice. Notwithstanding anything in these bylaws to the contrary, no nominations, elections or other business other than that included in the corporate proxy statement or properly brought before the meeting by or at the direction of the board of directors shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 8. The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 8, and, if he or she should so determine, such chairman shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

Section 8.6. Special Meetings. Only the President or Chairman of the Board may determine what business, including elections and nominations, will be conducted at a special meeting.

ARTICLE III - DIRECTORS

Section 1. Number, Election and Term of Office. The number of directors shall be no fewer than 5 nor more than 11, as determined from time to time by resolution of the board or as otherwise provided in the certificate of incorporation of the corporation. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. The directors shall be elected in this manner at the annual meeting of the stockholders, except as provided in Section 3 of this Article III. Each director elected shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 2. Removal and Resignation. Any director or the entire board of directors may be removed at any time, with or without cause, by the vote of a majority of the votes cast by all stockholders entitled to vote at an election of directors, except that the Class A Directors may be removed only by the vote of the holders of a majority of the shares of Class A Common Stock, and except as otherwise provided by statute. Any director may resign at any time upon written notice to the corporation.

Section 3. Vacancies. Except as otherwise provided by the certificate of incorporation of the Corporation or any amendments thereto, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority vote of the holders of the Corporation's outstanding stock entitled to vote thereon or by a majority vote of the board of directors. Each director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided.

Section 4. Annual Meetings. The annual meeting of each newly elected board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of stockholders.

Section 5. Other Meetings and Notice. Regular meetings, other than the annual meeting, of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the board. Special meetings of the board of directors may be called by or at the request of the chairman, the chief executive officer or the president on at least 24 hours notice to each director, either personally, by telephone, by mail, or by telegraph; in like manner and on like notice the secretary must call a special meeting on the written request of a majority of directors; in like manner on like notice, the secretary must call a special meeting on the written request of Investors holding a majority of the outstanding Preferred Shares (as defined in the PSA); provided that any such request made by such Investors must be called in good faith for a reasonable business purpose.

Section 6. Quorum. A majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 7. Committees. The board of directors may, by resolution passed by a majority of the whole board, designate one or more committees. Each committee shall consist of one or more of the directors of the corporation, which, to the extent provided in such resolution and not otherwise limited by statute, shall have and may exercise the powers of the board of directors in the management and affairs of the corporation including without limitation the power to declare a dividend and to authorize the issuance of stock. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the directors when required.

Section 8. Committee Rules. Each committee of the board of directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by the resolution of the board of directors designating such committee, but in all cases the presence of at least a majority of the members of such committee shall be necessary to constitute a quorum. In the event that a member and that member's alternate, if alternates are designated by the board of directors as provided in Section 7 of this ARTICLE III, of such committee is/are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of any such absent or disqualified member.

Section 9. Communications Equipment. Members of the board of directors or any committee thereof may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in the meeting pursuant to this section shall constitute presence in person at the meeting.

Section 10. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

ARTICLE IV - OFFICERS

Section 1. Number. The officers of the corporation shall be elected by the board of directors and shall consist of a chairman of the board (if the board of directors so deems advisable and elects), a president (who shall perform the functions of the chairman of the board if none be elected), one or more vice-presidents, a secretary, a treasurer, and such other officers and assistant officers as may be deemed necessary or desirable by the board of directors. Any number of offices may be held by the same person. In its discretion, the board of directors may choose not to fill any office for any period as it may deem advisable, except the offices of president and secretary.

Section 2. Election and Term of Office. The officers of the corporation shall be elected annually by the board of directors at the meeting of the board of directors held after each annual meeting of stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the board of directors. Each officer shall hold office until the next annual meeting of the board of directors and until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 3. Removal. Any officer or agent elected by the board of directors may be removed by the board of directors whenever in its judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term by the board of directors then in office.

Section 5. Compensation. Compensation of all officers shall be fixed by the board of directors, and no officer shall be prevented from receiving such compensation by virtue of the fact that he or she is also a director of the corporation.

Section 6. Chairman of the Board. The chairman shall preside at all meetings of the board of directors and all meetings of the stockholders and shall have such other powers and perform such duties as may from time to time be assigned to him by the board of directors.

Section 7. The Chief Executive Officer. The chief executive officer of the corporation shall have such powers and perform such duties as are specified in these bylaws and as may from time to time be assigned to him by the board of directors.

The chief executive officer shall have overall management of the business of the corporation and its subsidiaries and shall see that all orders and resolutions of the boards of directors of the corporation and its subsidiaries are carried into effect. The chief executive officer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. The chief executive officer shall have general powers of supervision and shall be the final arbitrator of all differences among officers of the corporation and its subsidiaries, and such decision as to any matter affecting the corporation and its subsidiaries subject only to the boards of directors.

Section 8. The President. The president shall have such powers and perform such duties as are specified in these bylaws and as may from time to time be assigned to him by the board of directors. The president shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation. The president shall have general powers of supervision and shall be the final arbitrator of all differences between officers of the corporation, and such decision as to any matter affecting the corporation subject only to the board of directors.

Section 9. Vice Presidents. The vice-president, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may, from time to time, determine or these bylaws may prescribe.

Section 10. The Secretary and Assistant Secretaries. The secretary shall attend all meetings of the board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors; perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be; shall have custody of the corporate seal of the corporation and the secretary, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 11. The Treasurer and Assistant Treasurer. The treasurer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation; shall deposit all monies and other valuable effects in the name and to the credit of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements; and shall render to the president and the board of directors, at its regular meeting or when the board of directors so requires, an account of the corporation. If required by the board of directors, the treasurer shall give the corporation a bond (which shall be rendered every six years) in such sums and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of the office of treasurer and for the restoration to the corporation, in case of death, resignation, retirement, or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the possession or under the control of the treasurer belonging to the corporation. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

Section 12. Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the board of directors.

ARTICLE V - INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

Section 1. Right to Indemnification. Each person who was or is made party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter, an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law ("DGCL"), as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide for broader indemnification rights than permitted as of the date of these bylaws), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in Section 2 of this ARTICLE V with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the board of directors of the corporation. The right to indemnification conferred in this Section 1 of this ARTICLE V shall be a contract right and shall include the obligation of the corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advance of expenses"); provided, however, that if and to the extent that the board of directors of the corporation requires, an advance of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 1 or otherwise. The corporation may, by action of its board of directors, provide indemnification to employees and agents of the corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

Section 2. Procedure for Indemnification. Any indemnification of a director or officer of the corporation or advance of expenses under Section 1 of this ARTICLE V shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days) upon the written request of the director or officer. If a determination by the corporation that the director or officer is entitled to indemnification pursuant to this ARTICLE V is required, and the corporation fails to respond within sixty days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days), the right to indemnification or advances as granted by this ARTICLE V shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 1 of this ARTICLE V, if any, has been tendered to the corporation) that he claimant has not met the standards of conduct which make it permissible under the DGCL for the corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to Section 1 of this ARTICLE V shall be the same procedure set forth in this Section 2 for directors or officers, unless otherwise set forth in the action of the board of directors of the corporation providing for indemnification for such employee or agent.

Section 3. Insurance. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

Section 4. Service for Subsidiaries. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the corporation (hereinafter a "subsidiary" for purposes of this ARTICLE V) shall be conclusively presumed to be serving in such capacity at the request of the corporation.

Section 5. Reliance. Persons who after the date of the adoption of these bylaws become or remain directors or officers of the corporation or who, while a director or officer of the corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this ARTICLE V in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this ARTICLE V shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

Section 6. Non-Exclusivity of Rights. The rights to indemnification and to the advance of expenses conferred in this ARTICLE V shall not be exclusive of any other right which any person may have or hereafter acquire under these bylaws or the corporation's certificate of incorporation or under any statute, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7. Merger or Consolidation. For purposes of this ARTICLE V, references to "the corporation" shall include any constituent corporation (including any constituent of a constituent) absorbed into the corporation in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this ARTICLE V with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE VI - CERTIFICATES OF STOCK

Section 1. Form. Subject to ARTICLE X of the certificate of incorporation, every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by the president or a vice-president, and the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him or her in the corporation. Where a certificate is signed (l) by a transfer agent or an assistant transfer agent other than the corporation or its employee or (2) by a registrar, other than the corporation or its employee, the signature of any such president, vice-president, secretary, or assistant secretary may be facsimile. In case any officer or officers have signed a certificate or certificates, or whose facsimile signature or signatures have been used on certificate or certificates, shall cease to be such officer or officers of the corporation whether because of death, resignation or otherwise before such certificate or certificates have been delivered by the corporation, such certificate or certificates may nevertheless be issued and delivered as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used on such certificate or certificates had not ceased to be such officer or officers of the corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled, and no new certificate shall be issued in replacement until the former certificate for a like number of shares shall have been surrendered or canceled, except as otherwise provided in Section 2 with respect to lost, stolen or destroyed certificates.

Section 2. Lost Certificates. Subject to ARTICLE X of the certificate of incorporation, the board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 3. Fixing a Record Date. The board of directors may fix in advance a record date for the determination of stockholders entitled to notice of, and to vote at, any meeting of stockholders and any adjournment thereof; stockholders entitled to consent to corporate action in writing without a meeting; stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or entitled to exercise any rights in respect to any change, conversion or exchange of stock; or, for the purpose of any other lawful action, which record date may not precede the date on which the resolution fixing such record date is adopted by the board of directors. The record date for the determination of stockholders entitled to notice of, and to vote at, a meeting of stockholders shall not be more than 60 days nor less than 10 days before the date of such meeting. The record date for the determination of stockholders entitled to consent to corporate action in writing without a meeting shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. The record date for the determination of stockholders with respect to any other action shall not be more than 60 days before the date of such action. If no record date is fixed: the record date for determining stockholders entitled to notice of, and to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to consent to corporate action in writing without a meeting when no prior action by the board of directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; and, the record date for determining stockholders with respect to any other action shall be the close of business on the day on which the board of directors adopts the resolution relating thereto.

ARTICLE VII - GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, equalize dividends, repair or maintain any property of the corporation, or for any other purpose, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 2. Checks, Drafts or Orders. All checks, drafts, or other orders for the payment of money by or to the corporation and all notes and other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation, and in such manner, as shall be determined by resolution of the board of directors or a duly authorized committee thereof.

Section 3. Contracts. The board of directors may authorize any officer or officers, or any agent or agents, of the corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 4. Loans. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest, and may be unsecured, or secured in such manner as the board of directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing contained in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Section 5. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

Section 6. Corporate Seal. The board of directors shall provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the corporation and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 7. Voting Securities Owned by Corporation. Voting securities in any other corporation held by the corporation shall be voted by the president or the vice president, unless the board of directors specifically confers authority to vote with respect thereto upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 8. Inspection of Books and Records. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand upon oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean any purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in the State of Delaware or at its principal place of business.

Section 9. Section Headings. Section headings in these bylaws are for convenience of reference only and shall note given any substantive effect in limiting or otherwise construing any provision herein.

Section 10. Inconsistent Provisions. In the event that any provision of these bylaws is or becomes inconsistent with any provision of the certificate of incorporation, the Delaware General Corporation Law or any other applicable law, the provision of these bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE VIII - AMENDMENTS

These bylaws may be amended, altered or repealed and new bylaws adopted at any meeting of the board of directors by a majority vote, provided that the affirmative vote of the holders of a majority of the shares of common stock of the corporation then entitled to vote and of any series or class of preferred stock then outstanding shall be required to adopt any provision inconsistent with, or to amend or repeal any provision of, Section 1 or 3 of ARTICLE III or this ARTICLE VIII. The fact that the power to adopt, amend, alter or repeal the bylaws has been conferred upon the board of directors shall not divest the stockholders of the same powers.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "IO ACQUISITION SUB, LLC", CHANGING ITS NAME FROM "IO ACQUISITION SUB, LLC" TO "BOSSIPMADAMENOIRE, LLC", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF APRIL, A.D. 2017, AT 4:23 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5655200 8100
SR# 20172905662
You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202458097
Date: 04-28-17

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:23 PM 04/28/2017
FILED 04:23 PM 04/28/2017
SR 20172905662 - File Number 5655200

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: IO Acquisition Sub, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

The limited liability company name, IO Acquisition Sub, LLC, is to be changed to BossipMadameNoire, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 28th day of April, A.D. 2017.

By: Deborah Hawkins
Authorized Person(s)

Name: Deborah Hawkins
Print or Type

NEWS RELEASE

May 4, 2017   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS FIRST QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended March 31, 2017. Net revenue was approximately $101.3 million, a decrease of 7.1% from the same period in 2016. Broadcast and digital operating income[1] was approximately $34.9 million, a decrease of 11.9% from the same period in 2016. The Company reported operating income of approximately $16.5 million for the three months ended March 31, 2017, compared to $18.8 million for the same period in 2016. Net loss was approximately $2.3 million or $0.05 per share (basic) compared to approximately $3.9 million or $0.08 per share (basic) for the same period in 2016.

Alfred C. Liggins, III, Radio One's CEO and President stated, "A combination of tough political comps in radio, and non-recurring major client spending at Reach Media, made for a weak start to the year in radio advertising. TV One ratings held up well overall (+4% Household, and flat 24-54 total day), although we were down in the younger-end demographic. Despite this, we were able to post growth in Adjusted EBITDA for the division. Our digital business will be bolstered by the acquisition of the Bossip and Madame Noire brands, which will be immediately accretive. MGM National Harbor continues to perform well, and we have accrued approximately $1.5 million of income in the first quarter. We remain committed to growing our cash flow in 2017, despite the slow start to the year. Our name change to Urban One will become effective on May 5th, and will better reflect our diversified multimedia platform."

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RESULTS OF OPERATIONS

	Three Months Ended March 31,	
	2017	2016
STATEMENT OF OPERATIONS	(unaudited)	(unaudited)
	(in thousands, except share data)	
NET REVENUE	$ 101,289	$ 109,088
OPERATING EXPENSES		
Programming and technical, excluding stock-based compensation	31,897	34,003
Selling, general and administrative, excluding stock-based compensation	34,455	35,449
Corporate selling, general and administrative, excluding stock-based compensation	10,039	11,374
Stock-based compensation	133	772
Depreciation and amortization	8,312	8,682
Total operating expenses	84,836	90,280
Operating income	16,453	18,808
INTEREST INCOME	103	68
INTEREST EXPENSE	20,346	20,638
OTHER (INCOME), net	(1,321)	(11)
Loss before (benefit from) provision for income taxes and noncontrolling interest in (loss) income of subsidiaries	(2,469)	(1,751)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(112)	1,775
CONSOLIDATED NET LOSS	(2,357)	(3,526)
NET (LOSS) INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(44)	421
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (2,313)	$ (3,947)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS		
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (2,313)	$ (3,947)
Weighted average shares outstanding - basic[3]	47,965,189	48,664,524
Weighted average shares outstanding - diluted[4]	47,965,189	48,664,524

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	Three Months Ended March 31,	
	2017	2016
PER SHARE DATA - basic and diluted:	(unaudited)	(unaudited)
	(in thousands, except per share data)	
Consolidated net loss attributable to common stockholders (basic)	$ (0.05)	$ (0.08)
Consolidated net loss attributable to common stockholders (diluted)	$ (0.05)	$ (0.08)
SELECTED OTHER DATA		
Broadcast and digital operating income [1]	$ 34,937	$ 39,636
Broadcast and digital operating income margin (% of net revenue)	34.5%	36.3%
Broadcast and digital operating income reconciliation:		
Consolidated net loss attributable to common stockholders	$ (2,313)	$ (3,947)
Add back non-broadcast and digital operating income items included in consolidated net loss:		
Interest income	(103)	(68)
Interest expense	20,346	20,638
(Benefit from) provision for income taxes	(112)	1,775
Corporate selling, general and administrative expenses	10,039	11,374
Stock-based compensation	133	772
Other (income), net	(1,321)	(11)
Depreciation and amortization	8,312	8,682
	(44)	421
Broadcast and digital operating income	$ 34,937	$ 39,636
Adjusted EBITDA[5]	$ 27,745	$ 30,732
Adjusted EBITDA reconciliation:		
Consolidated net loss attributable to common stockholders:	$ (2,313)	$ (3,947)
Interest income	(103)	(68)
Interest expense	20,346	20,638
(Benefit from) provision for income taxes	(112)	1,775
Depreciation and amortization	8,312	8,682
EBITDA	$ 26,130	$ 27,080
Stock-based compensation	133	772
Other (income), net	(1,321)	(11)
Noncontrolling interest in (loss) income of subsidiaries	(44)	421
Employment Agreement Award and incentive plan award expenses	1,041	2,239
Severance-related costs	353	231
Cost method investment income	1,453	-
Adjusted EBITDA	$ 27,745	$ 30,732

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	March 31, 2017	December 31, 2016
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 40,867	$ 46,781
Intangible assets, net	1,009,484	1,018,333
Total assets	1,352,794	1,358,786
Total debt (including current portion, net of original issue discount and issuance costs)	1,006,706	1,006,236
Total liabilities	1,414,649	1,417,502
Total stockholders' deficit	(73,476)	(71,126)
Redeemable noncontrolling interest	11,621	12,410

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount and issuance costs of approximately $7.2 million (subject to variable rates) (a)	$ 336,668	5.49%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of approximately $2.1 million (fixed rate)	312,924	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $4.8 million (fixed rate)	345,242	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

| | Three Months Ended March 31, | | | |
	2017	2016	$ Change	% Change
	(Unaudited) (in thousands)			
Net Revenue:				
Radio Advertising	$ 46,187	$ 50,567	$ (4,380)	-8.7%
Political Advertising	243	1,526	(1,283)	-84.1%
Digital Advertising	5,506	6,481	(975)	-15.0%
Cable Television Advertising	21,140	21,954	(814)	-3.7%
Cable Television Affiliate Fees	27,323	27,410	(87)	-0.3%
Event Revenues & Other	890	1,150	(260)	-22.6%
Net Revenue (as reported)	$ 101,289	$ 109,088	$ (7,799)	-7.1%

Net revenue decreased to approximately $101.3 million for the quarter ended March 31, 2017, from approximately $109.1 million for the same period in 2016, a decrease of 7.1%. Net revenues from our radio broadcasting segment decreased 7.0% for the quarter ended March 31, 2017, versus the same period in 2016. We experienced net revenue declines most significantly in our Cincinnati, Cleveland, Dallas, Detroit, Houston and Philadelphia markets, with our Indianapolis, Richmond and St. Louis markets experiencing growth for the quarter. Reach Media's net revenues decreased approximately $2.8 million during the first quarter of 2017, compared to the same period in 2016 due primarily to weaker demand. We recognized approximately $48.6 million of revenue from our cable television segment during the three months ended March 31, 2017, compared to approximately $49.5 million for the same period in 2016, the decrease was primarily from lower advertising sales. Finally, net revenues for our digital segment decreased 15.0% for the three months ended March 31, 2017, compared to the same period in 2016 due primarily to lower indirect revenue and lower digital sales from our radio properties.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $76.4 million for the quarter ended March 31, 2017, down 5.5% from the approximately $80.8 million incurred for the comparable quarter in 2016. The operating expense decrease was primarily driven by a decrease in programming and technical expenses at our cable television segment due primarily to lower content amortization expense. In addition, there was a decrease of approximately $1.3 million in corporate selling, general and administrative expenses due to a decrease in compensation expense for the Chief Executive Officer in connection with the valuation of the Employment Agreement Award element in his employment agreement

Depreciation and amortization expense decreased to approximately $8.3 million compared to approximately $8.7 million for the quarter ended March 31, 2016. The decrease was due to the completion of useful lives for certain assets.

Interest expense decreased to approximately $20.3 million for the quarter ended March 31, 2017, compared to approximately $20.6 million for the same period in 2016. The Company made cash interest payments of approximately $19.9 million on its outstanding debt for the quarter ended March 31, 2017, compared to cash interest payments of approximately $20.6 million on all outstanding instruments for the quarter ended March 31, 2016.

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As of March 31, 2017, we began using the estimated annual effective tax rate method under ASC 740-270, "*Interim Reporting*" to calculate our provision for income taxes. For the three months ended March 31, 2017, we recorded a benefit from income taxes of $112,000 on a pre-tax loss from continuing operations of approximately $2.5 million based on an estimated annual effective tax rate of 4.5%. The provision for income taxes for the three months ended March 31, 2016 of approximately $1.8 million was primarily attributable to the deferred tax liability for indefinite-lived intangible assets, based on a discrete tax provision. The Company paid $167,000 and $105,000 in taxes for the quarters ended March 31, 2017 and 2016, respectively.

Other income, net increased to approximately $1.3 million for the three months ended March 31, 2017, compared to $11,000 for the same period in 2016. The primary driver of the increase in other income was from our investment in MGM.

The decrease in noncontrolling interests in (loss) income of subsidiaries was due primarily to a net loss recognized by Reach Media during the three months ended March 31, 2017, versus net income during the three months ended March 31, 2016.

Other pertinent financial information includes capital expenditures of approximately $1.5 million and $1.2 million for the quarters ended March 31, 2017 and 2016, respectively. As of March 31, 2017, the Company had total debt (net of cash and restricted cash balances and original issue discount) of approximately $965.8 million. There were no open market stock repurchases made during the three months ended March 31, 2017. During the three months ended March 31, 2016, the Company did not repurchase any Class A common stock and repurchased 60,566 shares of Class D common stock in the amount of $81,000. The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the quarter ended March 31, 2017, the Company repurchased 317,103 shares of Class D common stock, to satisfy employee tax obligations, in the amount of $915,000. Comparatively, during the three months ended March 31, 2016, the Company repurchased 330,111 shares of Class D common stock, to satisfy employee tax obligations, in the amount of $568,000.

Effective January 1, 2017, the Company changed its reportable segment disclosures. Along with the results of Interactive One, all digital components from our reportable segments will now be part of a newly formed reportable segment called "Digital". This new reportable segment will better reflect the manner in which we manage our business and better reflect our operational structure. Segment data for the quarter ended March 31, 2016 has been reclassified to conform to the current period presentation. These reclassifications occurred across all segments.

On April 18, 2017, the Company closed on a new senior secured credit facility (the "2017 Credit Facility"). The 2017 Credit Facility is governed by a credit agreement by and among the Company, the lenders party thereto from time to time and Guggenheim Securities Credit Partners, LLC, as administrative agent, The Bank of New York Mellon, as collateral agent and Guggenheim Securities, LLC sole lead arranger and sole book running manager. The 2017 Credit Facility provides for $350 million in term loan borrowings, all of which was advanced and outstanding on the date of the closing of the transaction.

The 2017 Credit Facility matures on the earlier of (i) April 18, 2023 or (ii) in the event such debt is not repaid or refinanced, 91 days prior to the maturity of either of the Company's 7.375% Senior Secured Notes due 2022 (the "2022 Notes") or the Company's 9.25% Senior Subordinated Notes due 2020 ("2020 Notes"). At the Company's election, the interest rate on borrowings under the 2017 Credit Facility are based on either (i) the then applicable base rate (as defined in the 2017 Credit Facility as, for any day, a rate per annum (rounded upward, if necessary, to the next 1/100th of 1%) equal to the greater of (a) the prime rate published in the Wall Street Journal, (b) 1/2 of 1% in excess rate of the overnight Federal Funds Rate at any given time, (c) the one-month LIBOR rate commencing on such day plus 1.00%) and (d) 2%, or (ii) the then applicable LIBOR rate (as defined in the 2017 Credit Facility).

The 2017 Credit Facility is (i) guaranteed by each entity that guarantees the Company's 2022 Notes on a pari passu basis with the guarantees of the Notes and (ii) secured on a pari passu basis with the Company's 2022 Notes. The Company's obligations under the 2017 Credit Facility are secured, subject to permitted liens and except for certain excluded assets (i) on a first priority basis by certain notes priority collateral and (ii), on a second priority basis by collateral for the Company's asset backed line of credit.

In addition to any mandatory or optional prepayments, the Company is required to pay interest on the term loans (i) quarterly in arrears for the base rate loans, and (ii) on the last day of each interest period for LIBOR loans. Certain voluntary prepayments of the term loans during the first six months will require an additional prepayment premium. Beginning with the interest payment date occurring in June 2017 and ending in March 2023, the Company will be required to repay principal to the extent then outstanding, equal to 1⁄4 of 1% of the aggregate initial principal amount of all term loans incurred on the effective date of the 2017 Credit Facility.

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The 2017 Credit Facility contains customary representations and warranties and events of default, affirmative and negative covenants (in each case, subject to materiality exceptions and qualifications) which may be more restrictive than those governing the Notes. The 2017 Credit Facility also contains certain financial covenants, including a maintenance covenant requiring the Company's interest expense coverage ratio (defined as the ratio of consolidated EBITDA to consolidated interest expense) to be greater than or equal to 1.25 to 1.00 and its total senior secured leverage ratio (defined as the ratio of consolidated net senior secured indebtedness to consolidated EBITDA) to be less than or equal to 5.85 to 1.00.

The proceeds from the 2017 Credit Facility were used to prepay in full the Company's existing senior secured credit facility and the agreement governing such credit facility was terminated on April 18, 2017.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months ended March 31, 2017 and 2016 are included. These detailed, unaudited and adjusted statements of operations include certain reclassifications. These reclassifications had no effect on previously reported net income or loss, or any other previously reported statements of operations, balance sheet or cash flow amounts.

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| | Three Months Ended March 31, 2017 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 101,289	$ 39,737	$ 7,663	$ 5,506	$ 48,554	$ (171)
OPERATING EXPENSES:						
Programming and technical	31,897	7,917	5,194	2,603	16,191	(8)
Selling, general and administrative	34,455	18,336	1,497	4,041	10,685	(104)
Corporate selling, general and administrative	10,039	-	1,224	-	2,311	6,504
Stock-based compensation	133	64	-	-	-	69
Depreciation and amortization	8,312	957	54	341	6,561	399
Total operating expenses	84,836	27,274	7,969	6,985	35,748	6,860
Operating income (loss)	16,453	12,463	(306)	(1,479)	12,806	(7,031)
INTEREST INCOME	103	-	-	-	-	103
INTEREST EXPENSE	20,346	337	-	-	1,919	18,090
OTHER INCOME, net	(1,321)	(25)	-	-	-	(1,296)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in (loss) income of subsidiaries	(2,469)	12,151	(306)	(1,479)	10,887	(23,722)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(112)	4,661	(122)	22	4,225	(8,898)
CONSOLIDATED NET (LOSS) INCOME	(2,357)	7,490	(184)	(1,501)	6,662	(14,824)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(44)	-	-	-	-	(44)
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (2,313)	$ 7,490	$ (184)	$ (1,501)	$ 6,662	$ (14,780)
Adjusted EBITDA[5]	$ 27,745	$ 13,748	$ (211)	$ (1,132)	$ 19,394	$ (4,054)

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					Three Months Ended March 31, 2016						
					(in thousands, unaudited, as reclassified[2])						
	Consolidated		Radio Broadcasting		Reach Media		Digital		Cable Television		Corporate/ Eliminations
STATEMENT OF OPERATIONS:											
NET REVENUE	$	109,088	$	42,733	$	10,454	$	6,481	$	49,474	$ (54)
OPERATING EXPENSES:											
Programming and technical		34,003		8,891		5,450		2,179		17,483	-
Selling, general and administrative		35,449		18,448		2,039		4,084		10,932	(54)
Corporate selling, general and administrative		11,374		-		947		(28)		2,462	7,993
Stock-based compensation		772		84		10		3		-	675
Depreciation and amortization		8,682		1,144		42		444		6,553	499
Total operating expenses		90,280		28,567		8,488		6,682		37,430	9,113
Operating income (loss)		18,808		14,166		1,966		(201)		12,044	(9,167)
INTEREST INCOME		68		-		-		-		-	68
INTEREST EXPENSE		20,638		341		-		-		1,919	18,378
OTHER INCOME, net		(11)		-		-		-		-	(11)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries		(1,751)		13,825		1,966		(201)		10,125	(27,466)
PROVISION FOR INCOME TAXES		1,775		1,729		37		-		9	-
CONSOLIDATED NET (LOSS) INCOME		(3,526)		12,096		1,929		(201)		10,116	(27,466)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		421		-		-		-		-	421
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(3,947)	$	12,096	$	1,929	$	(201)	$	10,116	$ (27,887)
Adjusted EBITDA[5]	$	30,732	$	15,574	$	2,039	$	252	$	18,594	$ (5,727)

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Radio One, Inc. will hold a conference call to discuss its results for first fiscal quarter of 2017. The conference call is scheduled for Thursday, May 04, 2017 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-800-230-1096; international callers may dial direct (+1) 612-332-0107.

A replay of the conference call will be available from 12:00 p.m. EDT May 04, 2017 until 11:59 p.m. EDT May 06, 2017. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 422406.

Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 57 broadcast stations in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to our historic use of station operating income, however, reflects our more diverse business and, therefore, may not be similar to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 Certain reclassifications have been made to prior year balances to conform to the current year presentation. These reclassifications had no effect on any other previously reported or consolidated net income or loss or any other statement of operations, balance sheet or cash flow amounts. Where applicable, these financial statements have been identified as "As Reclassified."

3 For the three months ended March 31, 2017 and 2016, Radio One had 47,965,189 and 48,664,524 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended March 31, 2017 and 2016, Radio One had 47,965,189 and 48,664,524 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock options), respectively.

5 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, Employment Agreement and incentive plan award expenses, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.